

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

John J. Stephens
Chief Financial Officer
AT&T INC.
208 S. Akard St.
Dallas, TX 75202

> **Re: AT&T INC.**
> **Form 10-K for the Year Ended December 31, 2020**
> **File No. 001-08610**

Dear Mr. Stephens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Note 17. Stockholders' Equity, page 120

1. Please provide us with a detailed analysis explaining how you determined that the preferred interests issued in 2019 and 2020 should not be classified as debt in accordance with ASC 480.

2. As a related matter, we note that the holders of preferred interests in Mobility II, Tower Holdings and Telco LLC may redeem their interests upon the occurrence of certain contingent events. Please tell us if the pending disposition of WarnerMedia could be considered a contingent event that may trigger redemption of these interests.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology